

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 22, 2017

Ray Leonard
President and CEO
Hyperdynamics Corporation
12012 Wickchester Lane, Suite 475
Houston, TX 77079

> **Re:** **Hyperdynamics Corporation**
> **Registration Statement on Form S-1**
> **Filed May 1, 2017**
> **File No. 333-217577**

Dear Mr. Leonard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   With respect to the Series A Preferred Stock Offering, we note that between March 17 and April 26, 2017, you issued an aggregate of 1,951 Units of your securities. Each "Unit" consisted of (i) one share of the Company's Series A Preferred Stock, and (ii) a warrant to purchase 223 shares of the Company's common stock. Subscribers in the Series A Offering have an option (the "Subscriber Option") to purchase additional Units following the effective date of this registration statement. We further note that the parties possessing purchase rights pursuant to the described Subscriber Option have not yet exercised an election to purchase the additional Units, comprised of the Series A Preferred Stock and common stock purchase warrants. This registration statement appears to register certain shares of common stock which underlie the Series A Preferred Stock and common stock purchase warrants. As such, the staff is of the view that no investment decision has been made with respect to the overlying Units, and the private placement is not yet complete. Please revise your registration statement, as necessary, to

remove the resale of all shares of common stock whose immediately overlying convertible security has not yet been issued. Alternatively, provide a detailed analysis explaining how you concluded that the offer and sale of the Units was complete at the time this resale registration statement was filed, and, thereby, the overlying convertible preferred stock and warrants are currently outstanding. For guidance, please refer to Securities Act Sections CDI 139.11.

<u>Series A Preferred Stock Offering, page 37</u>

2.   Revise to include an expanded discussion of the terms of the Subscriber Option and explain how you determined that such option is binding on the respective shareholders.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.   .

    Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any questions.

                                Sincerely,

                                /s/ Loan Lauren P. Nguyen

                                Loan Lauren P. Nguyen
                                Legal Branch Chief
                                Office of Natural Resources

cc: Barrett S. DiPaolo
       Eleanor Osmanoff
       CKR Law LLP